June 6, 2025

Jennifer Holmgren, Ph.D.
Chief Executive Officer and Director
LanzaTech Global, Inc.
8045 Lamon Avenue
Suite 400
Skokie, Illinois 60077

       Re: LanzaTech Global, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed May 27, 2025
           File No. 001-40282
Dear Jennifer Holmgren Ph.D.:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed May 27, 2025
What is the effect of the Special proposals on our stockholders?, page 18

1. We note your disclosure that, if the stockholders approve the proposals in this proxy statement, any Preferred Stock voting cap would fall away and the voting power of the existing holders of Common Stock will decrease. We also note your disclosure on page 10 that the voting rights of the Preferred Stock are capped as described in the
       Certificate of Designation unless and until the stockholders approve the Nasdaq
       Listing Rule Proposals. Please revise the "Potential Effects of the Nasdaq Listing
       Approvals" disclosures on pages 47 and 49 to discuss that the approval of these proposals will result in any Preferred Stock voting cap falling away and why.
Proposal 4
The Increased Authorized Share Proposal, page 29

2. We note your disclosure that each Warrant is exercisable at a price equal to
       $0.0000001 per Warrant Share, but the warrants will not be exercisable unless and
 June 6, 2025
Page 2

       until, among other things, the Requisite Stockholder Approvals are obtained and you consummate a subsequent financing (the "Conditions to Exercise"). We also note your disclosure that, if the Conditions to Exercise are satisfied, each warrant will be
       "deemed automatically exercised on a cashless, net-exercise basis." Therefore, it appears that although the Warrant Shares are exercisable for a nominal amount, the
       Conditions to Exercise will result in the warrants effectively being exercised only on a cashless basis. Please revise to clarify the significance of the cashless exercise to warrant holders, including whether the cashless exercise will have any impact on the amount of shares per warrant received by each holder.
3. We refer to your disclosure on page 18 that the issuance of the additional authorized shares pursuant to the Special Proposals will dilute the economic and voting interests of your existing stockholders, including upon the conversion of the preferred stock and upon the issuance of the warrant shares. Please revise to add prominent risk factor disclosure addressing risks associated with the significant potential dilution from the exercise of the Warrants, the issuance of the Warrant Shares, and the issuance of shares underlying a Subsequent Financing to your existing stockholders. The risk factor should also disclose the maximum number of shares that may be issuable upon exercise of the warrants and financing as compared to the number of shares currently outstanding. Please also disclose any risks related to Nasdaq delisting due to the significant dilution of these issuances, if applicable.
Background
Background Regarding a Financing, page 31

4. We note your disclosure that you are actively seeking additional capital and that the
       Subsequent Financing could result in the issuance of 700,000,000 to 1,200,000,000 shares of common stock. We also note your disclosure that the Warrants will not be exercisable unless and until, among other things, you consummate a Financing. Please tell whether you have entered into any agreements for a financing, and the status of any negotiations for a financing, if material. Revise your disclosure accordingly.
Potential Effects of the Increased Authorized Share Amendment, page 32

5. We note your disclosure that, if the Increased Authorized Share Amendment and the
       Nasdaq Listing Approvals are approved and you issue shares of Common Stock upon exercise of the Warrants and in connection with a Financing, the ownership of your
       Common Stock will be concentrated in a limited number of holders. To the extent known and estimable, please disclose the potential beneficial ownership concentration and identify the relevant holders. For example, we note your disclosure on page 47 discussing the beneficial ownership and potential beneficial ownership of Khosla
       Ventures and its affiliates.
 June 6, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Marisa Stavenas, Esq.